UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated April 12, 2018

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share codes: SGL (JSE) and SBGL (NYSE)
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863



MARKET RELEASE

Cash fraction applicable to the capitalisation issue

Johannesburg, 12 April 2018: Shareholders are referred to the Group´s operating and financial results for the year ended 31 December 2018, which was published on the Stock Exchange News Service (SENS) on 22 February 2018 in which a capitalisation issue was declared by the Sibanye-Stillwater board.

The applicable ratio for the capitalisation issue was 4 capitalisation issue shares for every 100 ordinary Sibanye-Stillwater shares held on the Record Date, being Friday, 13 April 2018.

As per the above release, if the application of this ratio gave rise to a fraction of an ordinary Sibanye share, such fraction would be rounded down to the nearest whole number, resulting in whole ordinary Sibanye-Stillwater shares being allocated with an equivalent cash payment in compensating for the fraction ("Rounding Provision").

In accordance with the JSE Limited listing requirements, the cash payment has been determined with reference to the volume weighted average price of an ordinary Sibanye-Stillwater share traded on the JSE on Wednesday, 11 April 2018 (being the day on which an ordinary Sibanye-Stillwater share began trading `ex´ the entitlement to receive the capitalisation issue), discounted by 10%.

Shareholders are accordingly advised that the applicable cash payment for the fractional entitlement is 990.94 cents (1101.04 cents, discounted by 10%).

Example of fractional entitlement:

This example assumes that a Shareholder holds 110 ordinary shares at the close of business on the Record Date.

New ordinary share entitlement = 110 x (4/100) = 4.4

The Rounding Provision described above is then applied and the shareholder will receive:

4 Capitalisation issue shares in respect of the 100 ordinary shares held and a cash payment for the fractional entitlement of 0.4 x 990.94 = 396.38 cents.

Holders of the American depository receipts (ADRs) are also eligible for the capitalisation issue although different timelines may apply. The depositary bank (BNY Mellon) will notify eligible ADR holders via respective clearing centre. For any enquiries, please visit www.adrbnymellon.com, email shrrelations@bnymellon.com or Tel: +1 201 680 6825.

CONTACT

James Wellsted
SVP Investor Relations
+27 (0)83 453 4014
ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: April 12, 2018

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer